UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 24, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED PROVIDES UPDATE ON STATUS OF SOUTH AFRICAN ASSETS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or "AGA" or the "Company")

PRESS RELEASE

24 March 2020

AngloGold Ashanti Provides Update on Status of South African Assets

(Press Release) – AngloGold Ashanti notes the announcement on Monday evening by South Africa's State President Cyril Ramaphosa that the country would go into a nationwide lockdown for 21 days in an effort to slow the spread of COVID-19.

The health and safety of our employees remains our first priority. AngloGold Ashanti is fully supportive of efforts to slow the spread of COVID-19, and is working alongside the authorities in this regard.

As a result of the President's order, AngloGold Ashanti will temporarily suspend production from its South African Operations for three weeks as of midnight on 26 March 2020. These operations will be safely placed into care and maintenance over that period. Plans will be developed to help safely regain production delayed by this shutdown, where possible.

The South African operations include the Mponeng Mine, Mine Waste Solutions and surface rock-dump processing operations. These operations produced 419,000oz for the year ended 31 December 2019.

An agreement has been reached to sell these assets to Harmony Gold Mining Co., a transaction which is expected to close on about June 30 of this year, subject to certain conditions precedent. Both parties remain committed to the transaction.

AngloGold Ashanti announced on Friday, 20 March 2020, that it would suspend production at its Cerro Vanguardia mine in Argentina until the end of the March, in line with a suite of COVID-19-related work and travel restrictions imposed by the Argentinian Government.

The rest of AngloGold Ashanti's mines continue to operate, employing a suite of measures to mitigate the risk of the spread of the COVID-19 virus.

AngloGold Ashanti is continually monitoring the situation related to the COVID-19 outbreak as it unfolds and remains in close contact with authorities in each country, with our employees and with our key suppliers and other business partners, to help ensure business continuity and mitigate any interruptions that may occur.

For additional information on AngloGold Ashanti's response to COVID-19, please refer to our website.

Ends

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Stewart Bailey +27 11 637 6031 / +27 81 032 2563 sbailey@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555 sbrockman@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080 yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322 fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 24, 2020

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance